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SEC FILE NUMBER
8-48726

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PUBLIC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFG Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1422 Clarkview Road, 5th Floor
(No. and Street)

Baltimore, (City) MD (State) 21209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed McCabe (732) 713-5023
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohn Reznick, LLP
(Name - *if individual, state last, first, middle name*)

7501 Wisconsin Avenue, Suite 400E (Address) Bethesda, (City) MD (State) 20814 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*KH 3/8

PD 3/9/13

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary)

Statement of Financial Condition and
Independent Auditor's Report

December 31, 2012


COHN REZNICK

ACCOUNTING • TAX • ADVISORY

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary)

Statement of Financial Condition and Independent Auditor's Report

December 31, 2012

OATH OR AFFIRMATION

I, Kevin P. Rast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG Capital Markets, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive Managing Director

Title

Notary Public

CRYSTAL JEANETTE WERCHAN
Notary Public-Maryland
Baltimore County
My Commission Expires
November 16, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary)

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report

To the Member
CFG Capital Markets, LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of CFG Capital Markets, LLC (the Company) as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CFG Capital Markets, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Cohn Reznick LLP

Bethesda, Maryland
February 27, 2013

CFG Capital Markets, LLC
(A Wholly-Owned Subsidiary)

Statement of Financial Condition

December 31, 2012

Current assets		
Cash	$	2,528,769
Deposits with clearing organization (cash)		125,101
Due from clearing broker		12,379
Prepaid expenses and other		5,706
Total current assets		2,671,955
Non-current assets		
Intangible assets		92,800
Goodwill		8,015
Total non-current assets		100,815
Total assets	$	2,772,770

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	242,192
Due to member		2,317
Income taxes payable		84,412
Total liabilities		328,921
Member's equity		2,443,849
Total liabilities and member's equity	$	2,772,770

See notes to financial statement

Note 1 - Organization and Nature of Operations

CFG Capital Markets, LLC (the Company) was formed under the laws of the State of Maryland on October 29, 1997 under the name Havenwood Capital Markets, LLC (Havenwood) for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). On August 26, 2011, the members of Havenwood Capital Markets, LLC sold 100% of their membership interests to Capital Funding Group, Inc (CFG). Subsequent to the assignment of membership interests, CFG, as the sole member, elected to change the name of the Company to CFG Capital Markets, LLC. The Company's operating agreement provides that the existence of the Company is perpetual.

Note 2 - Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Consulting fees are billed on a fixed fee arrangement and recognized when all revenue recognition criteria have been met including mutual acceptance of the contract, the services have been performed, and payment is reasonably assured. Loan sale advisory fees are recognized upon delivery of loans to investors. Proprietary securities transactions are recorded on a trade-date basis. Commission income and clearing expenses are recorded on a trade-date basis.

Income Taxes

Prior to the assignment of membership interests, the Company elected to be treated as an S Corporation for federal income tax purposes. The Company's S Corporation election was subsequently terminated after the assignment of membership interest and as such, the Company is now treated as a C Corporation.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred income taxes are recognized for the tax consequences in future years arising from differences between tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The Company applies a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining, based on technical merits, that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses.

For the year ended December 31, 2012, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2009 remain open.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation for both financial statement and tax purposes is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred.

Depreciation using the straight-line method is determined using the following estimated lives:

	Years
Computer equipment	5-8
Furniture and fixtures	6

As of December 31, 2012, all furniture and equipment have been fully depreciated.

Acquisitions

The parent company's cost in acquiring the Company has been pushed down by recording the fair value of the acquired assets on the Company's statement of financial condition.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination accounted for using the purchase method.

Goodwill is deemed to have an indefinite life and is not amortized. Goodwill is tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not (greater than 50% likelihood) that the reporting unit's fair value is less than its carrying amount. If it is more likely than not that the reporting unit's fair value is less than its carrying amount, a two-step goodwill impairment test is performed. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

Based on a qualitative assessment at December 31, 2012, the Company determined it is more likely than not that the reporting unit's fair value is greater than its carrying value and concluded there is no goodwill impairment.

Indefinite Life Intangible Assets

Indefinite life intangible assets are not subject to amortization. Indefinite life intangible assets are tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not (greater than 50% likelihood) that the intangible asset is impaired. If it is more likely than not that the intangible asset is impaired, the fair value of the intangible asset is determined and compared to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Based on a qualitative assessment at December 31, 2012, the Company determined it is more likely than not that the indefinite-lived intangible asset related to the Company's brokerage license is not impaired.

Note 3 - Concentration of Credit Risk

The Company's normal business activities involve the execution of various securities transactions. These activities may expose the Company to credit and market risk in the event the customer or counterparty is unable to fulfill its contractual obligations.

As a non-clearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company keeps its cash with major banks and/or its clearing broker. Cash in bank accounts is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank accounts may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in bank accounts in excess of the insured limits. Cash held at the clearing broker is not insured by the FDIC, but is subject to coverage by the Securities Investor Protection Corporation (SIPC).

For the year ended December 31, 2012, the Company's non-interest revenue was primarily derived from three customers. The Company's future results of operations could be adversely affected should they lose any of these customers. The Company is currently engaged in acquiring new customers to expand its operations.

Note 4 - Collateral Account

The Company has entered into a clearing agreement with another broker-dealer. The clearing agreement requires the Company to maintain a minimum clearing deposit of $125,000. As of December 31, 2012, the balance in the clearing account is $125,101 and is included in Deposits with clearing organization on the Statement of Financial Condition.

Note 5 - Due from Clearing Broker

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing organization related to its proprietary transactions was $12,379 as of December 31, 2012 and is included in Due from clearing broker on the Statement of Financial Condition.

Note 6 - Income Taxes

The income tax provision of the Company consists of the following:

Current state income taxes	$ 18,954
Current federal income taxes	65,458
Total	$ 84,412

Note 7 - Related Party Transactions

The Company shares office space with CFG and has entered into an expense sharing agreement with respect to overhead type expenses, including rent, office equipment, phone, copy services, computer services, and human resource services incurred in maintaining the CFG offices in Baltimore, Maryland. All operating expenses of the Company which are paid for by CFG, to the extent they are not included as liabilities in reports filed with the SEC or FINRA, are recorded on a separate schedule of expenses pursuant to Rule 17a-3(a)(1) and (a)(2) of the SEC 1934 Act. CFG is legally liable to vendors for all of the costs incurred and expenses paid on behalf of the Company. During the year ended December 31, 2012, the Company paid $72,917 of overhead expenses to CFG in accordance with the agreement.

The Company has entered into a revenue agreement with CFG for providing advisory services for the sale of project loan originations. During the year ended December 31, 2012, the Company received loan sale advisory fees and premiums in

the amounts of $539,211 and $486,565, respectively. The Company received consulting fees of $100,000 from an affiliate of its parent company for providing advisory services for a real-estate acquisition. The Company sold fixed income securities with a cost basis of $853,704 to an affiliate of CFG for proceeds of $860,014.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $2,324,949, which was $2,224,949 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ratio was 14.15%.

Note 9 - Subsequent Events

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 27, 2013 (the date the financial statements were available to be issued) and concluded that the following events require disclosure in the financial statements:

Subsequent to year end, the Company entered into a new clearing agreement with another broker-dealer to clear and maintain customer accounts on their behalf. The agreement is expected to become effective in March 2013 at which point the Company will terminate its existing clearing arrangement.

On February 1, 2013, the Company advanced principal in the amount of $450,000 to an employee in accordance with the terms of his employment agreement in exchange for a promissory note. The principal sum payable under the note will be reduced each calendar year anniversary of the date of execution ratably over a five year period. Accordingly, if the employee remains employed by the Company on February 1, 2018, the note will be considered fully paid.

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

Independent Member of Nexia International

cohnreznick.com